Exhibit 99(a)(1)(C)

Guggenheim Credit Income Fund 2019

THIS IS NOTIFICATION OF THE QUARTERLY SHARE REPURCHASE OFFER FOR THE QUARTER ENDED JUNE 30, 2018. PLEASE DISREGARD THIS NOTICE IF YOU HAVE NO DESIRE TO SELL ANY OF YOUR SHARES AT THIS TIME.

August 1, 2018

Dear Shareholder:
This letter has been sent to you pursuant to the quarterly share repurchase offer for the quarter ended June 30, 2018 (the “Offer”) by Guggenheim Credit Income Fund 2019 (the “Company”). The Offer is to provide limited liquidity to holders of our common shares by offering to repurchase for cash up to 2.5% of our weighted average number of outstanding shares for the trailing four quarters at $25.68 per share, the Company’s net asset value per share as of June 30, 2018. The Offer, including withdrawal rights, will expire at 5:00 p.m. Central Time, on September 5, 2018, unless the Offer is extended.

Enclosed please find a Summary of the Share Repurchase Terms. If you would like to tender all or a portion of your shares at $25.68 per share, you may request the complete Share Repurchase Package, which includes the Offer to Purchase, the Letter of Transmittal and other Offer documents, as amended and supplemented, by downloading it at www.GuggenheimCIF.com.

All requests to tender shares must be received, in good order, by the Company, at the address below, by 5:00 p.m. Central Time on September 5, 2018:

Regular Mail: Guggenheim Credit Income Fund 2019 c/o DST Systems, Inc. P.O. Box 219383 Kansas City, MO 64121-9145	Overnight Mail: Guggenheim Credit Income Fund 2019 c/o DST Systems, Inc. 430 W. 7th Street, Suite 219383 Kansas City, MO 64105-1407

IF YOU DO NOT WISH TO SELL ANY OF YOUR SHARES AT $25.68 PER SHARE, PLEASE DISREGARD THIS NOTICE.

If you have questions regarding the quarterly share repurchase offer, please contact your financial advisor or DST System Inc.’s Investor Services Department at 1 (833) 484-4364.

With best regards,
Matthew S. Bloom Chief Executive Officer, President and Chairman of the Board of Trustees

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares. The Offer (as defined below) is made solely by the Offer to Purchase, dated August 1, 2018, and the related Letter of Transmittal, and any amendments or supplements thereto. The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of common shares in any jurisdiction in which the making or acceptance or offers to sell shares would not be in compliance with the laws of that jurisdiction.

SUMMARY OF SHARE REPURCHASE TERMS
Guggenheim Credit Income Fund 2019, an externally managed, non-diversified, closed-end management investment company that has elected to be treated as a business development company (the “Company,” “we,” “us,” “our”) is offering to purchase up to 40,202 Shares of our issued and outstanding common shares (the “Shares”) upon the terms and subject to the conditions described in the Offer to Purchase dated August 1, 2018 (the “Offer to Purchase”) and the accompanying Letter of Transmittal (the “Letter of Transmittal,” which together with the Offer to Purchase, as they may be amended and supplemented from time to time, constitute the “Offer”). The Offer has been approved by our Board of Trustees (the “Board”). As of June 30, 2018 there were 1,625,365 Shares issued and outstanding.
The Offer is being made at the same time as, and in parallel with, a corresponding offer by the Master Fund, which is offering to repurchase for cash Master Fund shares up to 2.5% of the Master Fund's weighted average number of outstanding shares for the trailing four quarters. Participation by the Company (a Master Fund shareholder) in the Master Fund’s tender offer is subject to the Master Fund’s 2.5% limitation on shares tendered.
The Offer is not conditioned upon any minimum number of Shares being tendered. The Offer is, however, subject to other conditions as set forth in the Offer to Purchase. The Offer is for cash at a price equal to $25.68 per Share (the “Purchase Price”). The Company will purchase at $25.68 per share, all Shares properly tendered and not properly withdrawn prior to the Expiration Date (as defined below), upon the terms and subject to the conditions of the Offer, including the proration provisions (as described in the Offer to Purchase). The Company intends to purchase Shares validly tendered and not withdrawn in the Offer from (a) cash on hand, (b) proceeds from the issuance and sale of the Company's Shares and/or (c) proceeds from the parallel tender offer of the Master Fund. Under no circumstances will the Company pay interest on the Purchase Price for the Shares, regardless of any delay in making payment, nor will you be entitled to distributions on record dates that occur on or after the date that Company accepts your Shares for purchase.
Subject to the Master Fund’s tender offer, if the number of Shares duly tendered pursuant to the Offer (and not withdrawn) is greater than the number of Shares we are repurchasing in the Offer, we will repurchase Shares on a pro rata basis, in accordance with the number of Shares duly tendered by or on behalf of each shareholder (and not withdrawn). As a result, we may repurchase less than the full amount of Shares that you want us to repurchase. If Master Fund shares in excess of 2.5% of the Master Fund’s weighted average number of outstanding shares for the trailing four quarters are duly tendered to the Master Fund before the Expiration Date and are not withdrawn before the Expiration Date as part of the Master Fund’s corresponding tender offer, the Master Fund, in its sole discretion, may do any of the following: (a) accept the additional Master Fund shares permitted to be accepted pursuant to Rule 13e-4(f)(3) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”); (b) extend the Master Fund’s corresponding offer, if necessary, and increase the amount of Master Fund shares which the Master Fund is offering to purchase to an amount it believes sufficient to accommodate the excess Master Fund shares tendered as well as any Master Fund shares tendered on or before the specified expiration date in such extension of the Master Fund’s corresponding offer; and (c) accept Master Fund shares tendered before its expiration date and not withdrawn before its expiration date for payment on a pro rata basis based on the aggregate net asset value of tendered Master Fund shares. The Company will take the same action with respect to this Offer as the Master Fund, in its discretion, takes with respect to the Master Fund’s corresponding offer.
The term “Expiration Date” means 5:00 p.m., Central Time, on September 5, 2018, unless the Company, in its sole discretion, shall have extended the period of time during which the Offer will remain open, in which event the term “Expiration Date” shall refer to the latest time and date at which the Offer, as so extended, shall expire.
For purposes of the Offer, the Company will be deemed to have accepted for payment, and therefore purchased, Shares properly tendered (and not properly withdrawn), only when, and if the Company gives oral or written notice to DST Systems, Inc., the depositary and transfer agent for the Offer (the “Transfer Agent”), of its acceptance of such Shares for payment under the Offer. The Company will make payment for Shares tendered and accepted for payment under the Offer only after timely receipt by us of: (i) a Letter of Transmittal properly completed and bearing original signature(s) and any required signature guarantee(s), and (ii) any other documents required by the Letter of Transmittal. Shareholders may be charged a fee by a broker, dealer or other institution for processing the tender requested.
The Company expressly reserves the right, in its sole discretion, at any time and from time to time, to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and payment for, any Shares by giving oral or written notice of such extension to the Transfer Agent and making a public announcement thereof no later than 9:00 a.m., Eastern Time on the next business day after the Offer otherwise would have expired. During any such extension, all Shares previously tendered and not properly withdrawn will remain subject to the Offer and to the right of a tendering shareholder to withdraw such shareholder’s Shares. The Company also expressly reserves the right to terminate the Offer, as described in the Offer to Purchase. Subject to compliance with applicable law, the Company further reserves the right, regardless of whether any of the circumstances described in the Offer to Purchase shall have occurred or shall be deemed by the Company to have occurred, to amend the Offer in any respect, including, without limitation, by increasing or decreasing the consideration offered. The Company will announce any such termination or amendment to the Offer by making a public announcement of the termination or amendment in accordance with applicable law. Without limiting the manner in which the Company may choose to make a public announcement, except as required by applicable law (including Rule 13e-4 under the Exchange Act), the Company shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by making a release through PRWeb, Marketwire or another comparable service.
Generally, the receipt of cash from the Company in exchange for a shareholder’s Shares will be a taxable event for the shareholder for U.S. federal income tax purposes. The receipt of cash for a shareholder’s Shares generally will be treated for U.S. federal income tax purposes either as: (1) a sale or exchange eligible for gain or loss treatment, or (2) a distribution in respect of Shares from the Company, as described in Section 13 of the Offer to Purchase.
Tenders of Shares under the Offer are irrevocable, except that such Shares may be withdrawn at any time prior to the Expiration Date, and, unless previously accepted for payment by the Company under the Offer, may also be withdrawn at any time after September 26, 2018. For such withdrawal to be effective, a letter of instruction providing notice of withdrawal of tendered Shares must be timely received by us via mail, courier, facsimile or personal delivery at the address set forth thereon. A letter of instruction providing notice of withdrawal of tendered Shares must specify the name(s) of the person(s) having tendered the Shares, the number of Shares to be withdrawn or if all tendered Shares are being withdrawn, the shareholder’s Social Security or Tax ID Number, and must be signed by the shareholder.
The Company will determine, in its sole discretion, all questions as to the form and validity of any Letter of Transmittal or letter of instruction providing notice of withdrawal of previously tendered Shares, including the time of receipt, and such determination will be final and binding, subject to a shareholder’s right to challenge the Company’s determination in a court of competent jurisdiction. Guggenheim Partners Investment Management, LLC, as Administrator for the Company, will not be under any duty to give notification of any defects or irregularities in any Letter of Transmittal or withdrawal request for Shares, or incur any liability for failure to give any such notification.
The purpose of the Offer is to provide limited liquidity to our shareholders, because there is otherwise no public market for the Shares. Under our share repurchase program, we plan to conduct quarterly tender offers for approximately 2.5% of our weighted average number of outstanding Shares for the trailing four quarters. We will repurchase tendered Shares at a price based upon our net asset value per Share as of the end of our most recent fiscal quarter prior to the date of repurchase. Our repurchase program recognizes that our Shares are not listed on a national securities exchange and have limited liquidity prior to the occurrence of a “liquidity event.” A liquidity event could include: (i) the purchase by the Master Fund for cash of all our Master Fund shares at net asset value and the distribution of that cash to our shareholders on a pro rata basis in connection with our complete liquidation and dissolution; or (ii) subject to the approval of the shareholders of each feeder fund, a listing of the shares of the Master Fund on a national securities exchange and the liquidation and dissolution of each feeder fund, including the Company, at which point all shareholders of each feeder fund would become direct shareholders of the Master Fund. We do not know at this time what circumstances will exist in the future and therefore we do not know what factors our Board will consider in determining whether to pursue a liquidity event.

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